SPARTA COMMERCIAL SERVICES, INC.
                               462 SEVENTH AVENUE
                                   20TH FLOOR
                            NEW YORK, NEW YORK 10018
                                  212.239.2802

                                                                October 12, 2005

VIA FAX AND EDGAR

Attn.:  Ms. Margaret Fitzgerald
Division of Corporate Finance
U.S. Securities & Exchange Commission
Washington, D.C. 20549

Re:   Sparta Commercial Services, Inc.
      Form 10-KSB for Year Ended April 30, 2005
      Filed July 25, 2005
      File No. 000-09483

Dear Ms. Fitzgerald :

This will acknowledge receipt of your letter of comment dated September 28, 2005 with regard to the above referenced filing. Our responses, which reference your comment numbers follow.

Comment 1- Response

During the year ended April 30, 2005, Sparta Commercial Services, Inc. (the "Company") entered into an option agreement to acquire certain assets from an entity that the Company's Chief Executive Officer has an equity interest in. The Company paid $250,000 in consideration for the option. The Company believes the option fee did not meet the definition of an asset (Financial Concept 6, Paragraph 25), and accordingly, charged the fee to operations during the year ended April 30, 2005.

The Company believes its policy of accounting for options payments is reasonable and in accordance with U.S. generally accepted accounting principles.
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October 12, 2005

Comment  2- Response

The Company recognizes as revenue non-refundable acquisition fees received at the inception of the lease. For the year ended April 30, 2005, total revenue recognized relating to acquisition fee was approximately $700. While not considered material, the Company acknowledges that non-refundable acquisition fees should be recognized as income over the term of the respective leases and agrees to comply with SFAS 13 in its future filings.

The Company acknowledges that:

      (1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      (2) Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

      (3) The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

      We thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact me at 212.239.2802.

                                       Yours truly,

                                       SPARTA COMMERCIAL SERVICES, INC.

                                       /s/ Anthony L. Havens
                                       -----------------------------------------
                                       Anthony L. Havens
                                       President